FieldPoint Petroleum Corporation
Giddings Field Property Depletion & Impairment Evaluation
for the Quarter ended 12/31/2009

Summary: the analysis below details depletion expense for the Giddings field with and with-out the Shade PUD.  Depletion expense for the 4th quarter 2009 was $4,231 and approximately $17,000 for the year ended 12/31/09 with the Shade PUD included in the reserve report.  Depletion expense for the 4th quarter would have been $7,857 and approximately $31,000 for the year ended 12/31/09 if the Shade PUD was excluded from the 2009 reserve report.  The difference in depletion expense is less than $4,000 for the 4th quarter 2009 and less than $15,000 for the year ended 12/31/09. The Company believes the difference in depletion expense is immaterial. The Company also reviewed the field for possible impairment. The field had a net book value of $146,902 as of 12/31/09 and the undiscounted cash flow from the proved producing category (excluding the Shade PUD) is $196,510.  Thus, the field would not be impaired if the Shade PUD were to be removed from the reserve report.

Property/	LHC	Equip		Total Property	Accum Depl	Net Costs Subject to Amortization Beginning of Quarter	Depletion Rate	Depletion Expense for Quarter	Accum Depl	Net Property at
Field	12/31/09	12/31/09	Other	12/31/09	9/30/09	12/31/09	12/31/09	12/31/09	12/31/09	12/31/09

Depletion calculation WITH the Shade PUD
Giddings (Austin Chalk) - LHC	202,766		-	202,766	(123,485)	79,281	0.63%	(496)	(123,981)	78,785
Giddings (Austin Chalk) - Equipment		183,766	-	183,766	(111,914)	71,852	5.20%	(3,735)	(115,649)	68,117
	202,766	183,766	-	386,532	(235,399)	151,133	(4,231)	(239,630)	146,902
								4	quarters
Depletion Rates:								(16,924)	Annual Depletion
	Type Reserves to Include	12/31/09 Oil Reserves (BBL)	12/31/09 Gas Reserves (MCF)	Reserves in Equivalent Barrels	Oil Production (BBL)	Gas Production (MCF)	Production in Equivalent Barrels	Adj Beg of Q Reserves (Equiv BBLs)	Rate (Production/BOQ reserves)
Giddings (Austin Chalk) - LHC	Total Proved	87,320	498,640	170,427	548	3,147	1,073	171,499	0.63%
Giddings (Austin Chalk) - Equipment	PDP Only	9,460	60,590	19,558	548	3,147	1,073	20,631	5.20%

Depletion calculation WITHOUT the Shade PUD
Giddings (Austin Chalk) - LHC	202,766		-	202,766	(123,485)	79,281	5.20%	(4,121)	(127,607)	75,159
Giddings (Austin Chalk) - Equipment		183,766	-	183,766	(111,914)	71,852	5.20%	(3,735)	(115,649)	68,117
	202,766	183,766	-	386,532	(235,399)	151,133		(7,857)	(243,256)	143,276
								4	quarters
Depletion Rates:								(31,427)	Annual Depletion
	Type Reserves to Include	12/31/09 Oil Reserves (BBL)	12/31/09 Gas Reserves (MCF)	Reserves in Equivalent Barrels	Oil Production (BBL)	Gas Production (MCF)	Production in Equivalent Barrels	Adj Beg of Q Reserves (Equiv BBLs)	Rate (Production/BOQ reserves)
Giddings (Austin Chalk) - LHC	Total Proved	9,460	60,590	19,558	548	3,147	1,073	20,631	5.20%
Giddings (Austin Chalk) - Equipment	PDP Only	9,460	60,590	19,558	548	3,147	1,073	20,631	5.20%

Impairment Analysis
	NBV at 12/31/09	UDCF (PDP only)
Giddings (Austin Chalk)	146,902	196,510	No impairment with the Shade PUD excluded from the 12/31/09 reserve report